FOR IMMEDIATE RELEASE

INCENTIVE STOCK OPTIONS

Vancouver, Canada, December 8, 2008 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) is pleased to announce that The Company has granted 750,000 incentive stock options to directors and officers of the Company and 175,000 incentive stock options to employees and consultants of the Company at a price of $0.10 per share exercisable for a period of five years.

To find out more about Golden Goliath visit www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

Website: www.goldengoliath.com

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